RPX CORPORATION
ONE MARKET PLAZA, STEUART TOWER, SUITE 800
SAN FRANCISCO, CA 94105

February 7, 2013
Ned Segal
2775 Green Street
San Francisco, CA 94123

Dear Ned:

RPX Corporation (the “Company”) is pleased to offer you employment on the following terms:

1.Position. Your initial title will be Senior Vice President & Chief Financial Officer and you will report to John Amster, President & Chief Executive Officer, and be part of the executive management team. This is a full-time position.
2.    Commencement of Employment. This letter is conditioned upon your agreement to begin employment with the Company no later than June 1, 2013.
3.    Cash Compensation. The Company will pay you a starting salary at the rate of $450,000 per year, payable in accordance with the Company’s standard payroll schedule. Your base salary, bonus opportunity and equity compensation level will be reviewed on an annual basis by the Compensation Committee of the Company’s Board of Directors (the “Committee”) and may be adjusted from time to time, in the discretion of the Committee.
4.    Annual Bonus Opportunity. You will also be eligible to receive an annual bonus payment.  Your annual bonus target will be 65% of your base salary.  Annual bonuses are discretionary, although the Committee generally considers both achievements of the Company and individual performance in determining bonus eligibility and amounts. The amount of your bonus for 2013 will be no less than $292,500. The bonus in respect of a particular year will generally be paid after the end of the year and after the Board of Directors approves our year-end financial statements. No bonus payment will be paid unless you are an employee of the Company on the date the bonus payment is paid.  Please note that your eligibility for an annual bonus does not constitute a contract of employment or alter the "at will" status of your employment and may be adjusted at any time in the Company’s sole discretion.
5.    Signing Bonus. You will receive a signing bonus of $500,000 in two payments. The Company will pay you $200,000 on the first Company payroll date following the 90th day of your employment (the “First Signing Bonus Payment”) and then $300,000 on the first Company payroll date in January 2014 (the “Second Signing Bonus Payment”), provided you remain employed by the Company on the applicable payment date. If you resign for any reason or the Company terminates your employment for Cause within six months from the time of either the First or Second Signing Bonus Payment, you will repay the prorated amount of that bonus payment based on the number of months you have worked since its receipt. As an example, if your employment concludes three months after the First Signing Bonus Payment date, you will be expected to repay $100,000.
6.    Equity Compensation. You will be granted an option to purchase 100,000 shares of the Common Stock of the Company (the “Option”). The Option will be granted at the first regular meeting of the Committee following commencement of your employment and will vest 25% upon completion of your first year of employment with the Company (such date, the “Cliff Vesting Date”), with the remaining 75% vesting ratably on a monthly basis over the next three years of employment with the Company. If the Company is subject to a Change in Control before your employment terminates and you are subject to an Involuntary Termination within twelve months after the Change in Control, then you will become vested in an additional 50% of the then-unvested Option shares. Further, if you die or if the Company terminates your employment because of your Disability, in either case prior to the Cliff Vesting Date, then you will vest in the first 25% of the Option shares.
In addition, you will be granted 300,000 restricted stock units (the “RSUs”).  The RSUs will be granted at the first regular meeting of the Committee following commencement of your employment and will vest 25% upon the first quarterly vesting date following the completion of your first year of employment (such date, the “RSU Cliff Vesting Date”), with the remaining 75% vesting in equal quarterly installments over the next three years of employment.  For administrative reasons, vesting of the RSUs will occur only on the Company’s established quarterly vesting dates rather than on the anniversary of your vesting commencement date.  If the Company is subject to a Change in Control before your employment terminates and you are subject to an Involuntary Termination within twelve months after the Change in Control, then you will become vested in an additional 50% of the then-unvested RSUs. Further, if you die or if the Company terminates your employment because of your Disability, in either case prior to the RSU Cliff Vesting Date, then you will vest in the first 25% of the RSUs.
In addition, you will be granted 50,000 performance-based restricted stock units (the “PBRSUs”). The PBRSUs will be granted at the first regular meeting of the Committee following commencement of your employment and will vest over approximately four years of employment from the date of grant (the “Grant Date”) provided the Company’s stock price reaches and maintains certain stock price appreciation targets. More specifically 25% of the total number of PBRSUs will first be eligible to vest following each one year anniversary of the Grant Date, provided that as of each such anniversary date, the average closing price per share of the Company’s common stock calculated using the closing prices per share of the Company’s common stock as reported on the NASDAQ National Market (the “Average Closing Price”) for any period of ninety (90) consecutive calendar days during the year preceding such anniversary date equals or exceeds 125% of the Average Closing Price for the period of ninety (90) consecutive calendar days ending on (i) with respect to the first anniversary date, the Grant Date and (ii) with respect to each successive anniversary date thereafter, the prior anniversary of the Grant Date. The performance-based vesting conditions will not be deemed to be satisfied unless and until the Committee certifies that they are satisfied. If the Committee determines that the performance-based vesting conditions have been satisfied for a portion of the PBRSUs, they will vest on the next established vesting date following the Committee’s certification, provided you remain employed by the Company through such date. To the extent the portion of the PBRSUs first eligible to vest on a specific anniversary of the Grant Date do not vest in accordance with the performance-based vesting conditions set forth above, they will remain eligible to vest following any successive anniversary of the Grant Date along with the portion of the PBRSUs first eligible to vest on such anniversary, so long as the applicable performance-based vesting condition for the successive anniversary is satisfied and you remain employed by the Company through the next established vesting date. Any PBRSUs that have not vested by the fourth anniversary of the Grant Date will be forfeited. If the Company is subject to a Change in Control before your employment terminates and prior to the fourth anniversary of the Grant Date, then the PBRSUs will no longer vest based on the performance conditions set forth above, but will instead be eligible to vest as follows:

•
6.25% of the PBRSUs will vest on each February 20th, May 20th, August 20th and November 20th following the Change in Control until the fourth anniversary of the Grant Date, provided that you remain employed by the Company through each vesting date. Any PBRSUs that are not vested by the fourth anniversary of the Grant Date shall be forfeited; and

•
If you are subject to an Involuntary Termination within 12 months after the Change in Control and prior to the fourth anniversary of the Grant Date, then 50% of the unvested PBRSUs at the time of the Involuntary Termination will vest.

“Involuntary Termination” shall mean (i) a Separation as a result of the termination of your employment by the Company for reasons other than Cause or death or Disability; or (ii) your Resignation for Good Reason.
“Resignation for Good Reason” shall mean a Separation as a result of your voluntary resignation within 12 months after one of the following conditions has come into existence without your consent: (i) a material reduction in your authority and responsibility (it being understood that a material reduction in authority and responsibility shall not be deemed to have occurred as long as you retain substantial senior executive responsibilities in the same line of business that you were involved with immediately prior to a Change in Control), (ii) a reduction in your base salary by more than 10%, or (iii) a request by the Company that you relocate by more than 50 miles. A Resignation for Good Reason will not be deemed to have occurred unless you give the Company written notice of the condition within 90 days after the condition comes into existence and the Company fails to remedy the condition within 30 days after receiving your written notice.
“Cause” shall mean (i) your intentional and unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company; (ii) your material breach of any agreement between you and the Company; (iii) your material failure to comply with the Company’s written policies or rules; (iv) your conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State thereof; (v) your gross negligence or willful misconduct; (vi) your continuing failure to perform assigned duties after receiving written notification of such failure from the Board of Directors; or (vii) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation. To the extent you commit an act that would constitute Cause pursuant to (ii), (iii) or (vii), you will be given notice and an opportunity to cure within 30 days of receiving notice and, if you reasonably cure such act as determined by the Audit Committee of the Company’s Board of Directors, it will not constitute Cause.
“Change in Control” shall have the meaning assigned to such term in Section 14.6 of the Company’s 2011 Equity Incentive Plan.
“Disability” shall mean your inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that results in death or lasts for a continuous period of not less than six months.
“Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Internal Revenue Code of 1986, as amended.
The Option, the RSUs and the PBRSUs will be subject to the terms and conditions applicable to awards granted under the Company’s 2011 Equity Incentive Plan, as described in that Plan and the applicable award agreements.
7.    Employee Benefits. As a regular employee of the Company, you will be eligible to participate in a number of Company-sponsored benefits. In addition, you will be entitled to paid time off in accordance with the Company’s PTO policy, as in effect from time to time.
8.    Proprietary Information and Inventions Agreement. Like all Company employees, you will be required, as a condition of your employment with the Company, to sign the Company’s standard Proprietary Information and Inventions Agreement, a copy of which is attached hereto as Exhibit A.
9.    Indemnification Agreement. You will be offered the opportunity to enter into the Company’s standard indemnification agreement for officers.
10.    Employment Relationship. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. Any contrary representations that may have been made to you are superseded by this letter agreement. This is the full and complete agreement between you and the Company on this term. Although your job duties, title, compensation, and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company (other than you). While you render services to the Company, you will not engage in any other employment, consulting, or other business activity (whether full‑time or part-time) that would create a conflict of interest with the Company. By signing this letter of agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

11.    Tax Matters.
(a)    Withholding. All forms of compensation referred to in this letter agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law.
(b)    Tax Advice. You are encouraged to obtain your own tax advice regarding your compensation from the Company. You agree that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or its Board of Directors related to tax liabilities arising from your compensation.
12.    Interpretation, Amendment and Enforcement. This letter agreement and Exhibit A constitute the complete agreement between you and the Company, contain all of the terms of your employment with the Company and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. This letter agreement may not be amended or modified, except by an express written agreement signed by both you and a duly authorized officer of the Company. The terms of this letter agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter agreement or arising out of, related to, or in any way connected with, this letter agreement, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by California law, excluding laws relating to conflicts or choice of law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in San Francisco, California, in connection with any Dispute or any claim related to any Dispute.
* * * * *
As required by law, your employment with the Company is contingent upon your providing legal proof of your identity and authorization to work in the United States. This offer is contingent upon our receipt of a satisfactory investigation report of your background.
You may indicate your agreement with these terms and accept this offer by signing and dating both the enclosed duplicate original of this letter agreement and the enclosed Proprietary Information and Inventions Agreement and returning them to me.

This offer shall remain in effect through 5:00 pm on February 11, 2013 after which time it shall become void.

Very truly yours,

RPX CORPORATION

/s/ JOHN A. AMSTER
By: John A. Amster
Title: President & Chief Executive Officer

I have read and accept this employment offer:

/s/ NED SEGAL
Signature of Employee

Dated:	February 7, 2013

Attachment
Exhibit A: Proprietary Information and Inventions Agreement